Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-130074

Prospectus Supplement to the Prospectus dated December 1, 2005

The Goldman Sachs Group, Inc.

Warrants

CAD 116,595,000

Index-Linked Warrants expiring 2007
(Linked to the MSCI® Daily Total Return Gross Canada Local Index)

Your return on the warrants is linked to the performance of the MSCI® Daily Total Return Gross Canada Local Index, or the MSCI® Index. Your warrant will be exercised automatically for the exercise value on the expiration date, which will generally be ten trading days before the payment date, and may not be exercised sooner. The exercise value will be paid in cash on the payment date, which will be March 1, 2007 (unless extended due to market disruption or non-business days). The exercise value you will receive on the payment date will equal the product of (1) the notional amount of your warrant times (2) the sum of the index return and the fixed return. The index return will equal (1) the final index level (generally the closing level of the MSCI® Index on the expiration date) minus the strike price, divided by (2) the initial index level of the MSCI® Index (4,453.051), expressed as a percentage. For your warrant, the strike price is zero and the fixed return is 0.10%. You will not receive any payment with respect to your warrant before the payment date.

Application is being made to list the warrants on the Luxembourg Stock Exchange and to admit them to the Regulated Market of the Luxembourg Stock Exchange, which is a regulated market within the meaning of Directive 93/22/EEC. However, The Goldman Sachs Group, Inc. is under no obligation to maintain the listing if the application is granted. See “Supplemental Plan of Distribution” on page S-27 for additional information.

Your investment in the warrants is not protected and will decline if the index declines over the life of the warrants. If the final index level is less than 99.90% of the initial index level, the exercise value you will receive on the payment date will be less than the issue price of your warrant. Depending on the final index level, you could lose up to 99.90% of your investment.

The amount we will pay on your warrant on the payment date will depend on the final index level (generally the closing level of the index on the expiration date) relative to the initial index level, as follows:

•	If the final index level is greater than 99.90% of the initial index level, we will pay an amount in cash that is greater than the issue price of your warrant.

•	If the final index level is equal to 99.90% of the initial index level, we will pay an amount in cash equal to the issue price of your warrant.

•	If the final index level is less than 99.90% of the initial index level, we will pay an amount in cash that is less than the issue price of your warrant.

Because we have provided only a brief summary of the terms of your warrant above, you should read the detailed description of the terms of the warrants found in “Summary Information” on page S-2 and “Specific Terms of Your Warrant” on page S-11.

Your investment in the warrants involves certain risks. We encourage you to read “ Additional Risk Factors Specific to Your Warrant” on page S-6 so that you may better understand those risks.

Original issue date (settlement date): March 1, 2006

Original issue price: 100% of the notional amount

Underwriting discount: 0.10% of the notional amount

Net proceeds to The Goldman Sachs Group, Inc.: 99.90% of the notional amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this prospectus supplement in the initial sale of the warrants. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a warrant after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

MSCI® is a registered trademark of Morgan Stanley Capital International Inc. The warrants are not sponsored, endorsed, sold or promoted by Morgan Stanley Capital International Inc., and Morgan Stanley Capital International Inc. makes no representation regarding the advisability of investing in the warrants.

Goldman, Sachs & Co.

Prospectus Supplement dated February 14, 2006.

SUMMARY INFORMATION

We refer to the warrants we are offering by this prospectus supplement as the “offered warrants” or the “warrants”. Each of the offered warrants, including your warrant, has the terms described below and under “Specific Terms of Your Warrant” on page S-11. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 1, 2005, of The Goldman Sachs Group, Inc.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: MSCI® Daily Total Return Gross Canada Local Index, or the MSCI® Index, as published by Morgan Stanley Capital International Inc. (Bloomberg: “GDDLCA”)

Specified currency: Canadian dollars (“CAD”). The stocks comprising the MSCI® Index are traded in Canadian dollars, and all amounts payable on your warrant will be paid in Canadian dollars

Notional amount: each warrant will have a notional amount equal to CAD 5,000; CAD 116,595,000 in the aggregate for all of the offered warrants

Number of offered warrants: 23,319 warrants

Exercise right: the warrant will be exercised automatically for the exercise value on the expiration date and may not be exercised sooner

Exercise value: on the payment date, we will pay the holder of a warrant an amount in cash equal to the product of (1) the outstanding notional amount of the warrant times (2) the sum of the index return and the fixed return of 0.10%

Trade date: February 14, 2006

Initial index level: 4,453.051

Final index level: the final index level will equal the closing level of the index on the expiration date, except in the limited circumstances described under “Specific Terms of Your Warrant — Consequences of a Market Disruption Event” on page S-12 and subject to adjustment as provided under “Specific Terms of Your Warrant — Discontinuance or Modification of the Index” on page S-12

Index return: the result of (1) the final index level minus the strike price, divided by (2) the initial index level, expressed as a percentage

Strike price: zero (CAD 0)

Payment date: March 1, 2007, unless extended for up to six business days

Expiration date (exercise date): the tenth trading day prior to March 1, 2007, unless extended for up to five business days

No payment before payment date: No payment will be made on your warrant before the payment date

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-14

Trading day: as described on page S-14

Listing: Application is being made to list the warrants on the Luxembourg Stock Exchange and to admit them to the Regulated Market of the Luxembourg Stock Exchange, although we are not required to maintain the listing. See “Supplemental Plan of Distribution” on page S-27 for additional information

CUSIP: 38143Y285

ISIN: US38143Y2853

Common Code: 024456030

Q&A

How do the warrants work?

The warrants offered by this prospectus supplement will have a payment date of March 1, 2007 (unless extended due to market disruption or non-business days). The amount that you will be paid on your warrant on the payment date will be determined with reference to the performance of the MSCI® Daily Total Return Gross Canada Local Index, or the MSCI® Index, from the trade date to the expiration date, which will be ten trading days before the payment date (unless extended for up to five business days). On the payment date, we will pay to the holder of each warrant an amount in cash calculated as follows: the product of (1) the notional amount of the warrant times (2) the index return plus the fixed return. If the MSCI® Index declines, you may lose a significant amount of your initial investment. In fact, if the MSCI® Index declines to zero, you could lose all of your investment except an amount equal to the product of the notional amount of your warrant times the fixed return. No payment will be made on your warrant before the payment date. See “Additional Risk Factors Specific to Your Warrant” on page S-6.

As discussed in the accompanying prospectus, your warrant is a universal warrant issued by The Goldman Sachs Group, Inc. Your warrant will rank equally with all other unsecured contractual obligations and unsecured and unsubordinated debt of The Goldman Sachs Group, Inc. For more details, see “Specific Terms of Your Warrant” on page S-11.

Who should or should not consider

an investment in the warrants?

We have designed the warrants for investors who want the opportunity to participate in the potential appreciation of the MSCI® Index, while having a significant portion of their investment subject to the risk of a decline in the MSCI® Index. Because a significant portion of your investment will be exposed to an increase or decrease in the MSCI® Index, you should only consider purchasing your warrant if you are willing to accept the risk of losing a significant portion of your investment.

In addition, even if the amount payable on your warrant on the payment date exceeds the issue price of your warrant, the overall return you earn on your warrant may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. The warrants may therefore not be a suitable investment for you if you prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings. For more details, see “Additional Risk Factors Specific to Your Warrant — Your Investment is Not Protected” on page S-6.

What will I receive on the payment

date of the warrants?

The exercise value for each offered warrant outstanding on the payment date will be an amount in cash equal to the product of (1) the outstanding notional amount of the warrant times (2) the sum of the index return and the fixed return of 0.10%.

The index return is calculated by dividing (1) the final index level minus the strike price (which is zero) by (2) the initial index level, expressed as a percentage.

If the final index level is greater than the initial index level, the payment on your warrant on the payment date will exceed the issue price of your warrant. However, if the final index level is less than the initial index level, i.e., the index return is less than 100% due to a decline in the MSCI® Index, a significant portion of your investment is exposed to such decline. As a result, the payment you would receive on your warrant on the payment date may be significantly less than the issue price of your warrant. Based on the fixed return of 0.10%, you may lose up to 99.90% of your investment.

The calculation agent will determine the final index level by calculating the closing level of the MSCI® Index on the expiration date, subject to the procedures described under “Specific Terms of Your Warrant — Consequences of a Market Disruption Event” and “Specific Terms of Your Warrant — Discontinuance or Modification of the Index” on page S-12.

What will I receive if I sell the warrant

prior to the payment date?

If you sell your warrant prior to the payment date, you will receive the market value of your warrant at the time of sale. The market value of your warrant may be influenced by many factors, such as interest rates, the volatility of the index or the current level of the index. Depending on the impact of these factors, you may receive a payment amount significantly less than the issue price of your warrant in any sale of your warrant before the payment date. For more information on the value of your warrant in the secondary market, see “Additional Risk Factors Specific to Your Warrant — The Market Value of Your Warrant May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-7.

Hypothetical examples

The levels in the left column of the table below represent hypothetical final index levels as calculated on the expiration date (based on the hypothetical closing levels of the index on the expiration date) and are expressed as percentages of the initial index level which is 4,453.051. The amounts in the right column represent the hypothetical exercise values, based on the corresponding hypothetical final index levels and the fixed return of 0.10%, and are expressed as percentages of the issue price of a warrant.

If you sell your warrant prior to the payment date, your return will depend upon the market value of your warrant at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. For a discussion of some of these factors, see “Additional Risk Factors Specific to Your Warrant” on page S-6.

These examples are based on a range of index levels that are entirely hypothetical; no one can predict what the closing level of the index on the expiration date will be. The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past, and its future performance cannot be predicted.

These examples also assume there is no change in or affecting the composition of the index stocks in the index or the method by which the index sponsors calculate the index levels.

The actual performance of the index over the life of your warrant, as well as the exercise value on the payment date, may bear little relation to the hypothetical examples shown below and cannot be predicted. For more details about hypothetical returns on your warrant, please see the following examples and “Hypothetical Returns on Your Warrant” on page S-16.

Hypothetical Final Index Level as Percentage of Initial Index Level	Hypothetical Exercise Value as Percentage of Issue Price
200.00%	200.10%
175.00%	175.10%
150.00%	150.10%
125.00%	125.10%
100.00%	100.10%
75.00%	75.10%
50.00%	50.10%
25.00%	25.10%
0.00%	0.10%

Who publishes the index and

what does it measure?

The MSCI® Daily Total Return Gross Canada Local Index is a free-float adjusted market capitalization index that is designed to measure developed market equity performance in Canada. The index is comprised of 93 Canadian stocks and represents 10 industry sectors. The aggregate market capitalization of the index as of February 9, 2006, is approximately CAD 818 billion.

For further information, please see “The Index” on page S-19.

What about taxes?

The U.S. federal income tax consequences of an investment in your warrant are uncertain, both as to the timing and character of any inclusion in income in respect of your warrant. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental Discussion of Federal Income Tax Consequences” on page S-22.

Pursuant to the terms of the warrants, The Goldman Sachs Group, Inc. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your warrant for all purposes as a pre-paid forward contract with respect to the index. If your warrant is so treated, you will generally recognize capital gain or loss upon the sale or the payment date of your warrant in an amount equal to the difference between the amount you receive upon the sale of your warrant or on the payment date and the amount you paid for your warrant. Such gain or loss generally would be long-term capital gain or loss if you held your warrant for more than one year.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR WARRANT

An investment in your warrant is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus, dated December 1, 2005. Your warrant is a riskier investment than ordinary warrants. Also, your warrant is not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your warrant is linked. You should carefully consider whether the offered warrants are suited to your particular circumstances.

Your Investment is Not Protected

Your investment is not protected. Our cash payment on your warrant on the payment date will be based on the final index level. Thus, you may lose a significant portion of your investment. Based on the fixed rate of 0.10%, you may lose up to 99.90% of your investment, depending on the final index level, as calculated by the calculation agent.

Also, the market value of your warrant prior to the payment date may be significantly lower than the purchase price you pay for your warrant. Consequently, if you sell your warrant before the payment date, you may receive far less than the amount of your investment in the warrant.

Even if the amount payable on your warrant on the payment date exceeds the issue price of your warrant, the overall return you earn on your warrant may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate.

Your Warrant is Denominated in Canadian Dollars and, Therefore, an Investment in Your Warrant is Subject to Foreign Currency-Related Risks; Possible Payment in U.S. Dollars

You must pay the original issue price of your warrant in Canadian dollars, and on the payment date the amount you receive will be paid in Canadian dollars. In addition, the return on your warrant – and thus its value – is linked to the MSCI® Index, which is comprised of securities of Canadian companies denominated and traded in Canadian dollars. An investment in securities, such as the warrants, that are denominated and payable in non-U.S. dollars, or the value of which is linked to securities of that kind, presents currency-related risks. Some of these risks are described in “Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency” in the accompanying prospectus dated December 1, 2005. In general, if the value of the Canadian dollar declines in relation to the value of the U.S. dollar (or any other currency), the value of your investment, as measured in U.S. dollars (or such other currency), will also decline.

Furthermore, if Canadian dollars are not available to us on each of the two business days before the payment date due to circumstances beyond our control – such as the imposition of exchange controls or a disruption in the currency markets – we will be entitled to satisfy our obligation to make the payment in Canadian dollars by making the payment in U.S. dollars on the basis of the most recently available exchange rate. See below “Specific Terms of Your Warrant — Payment of Exercise Value on Payment Date — Payment When Canadian Dollars Are Not Available” for more information.

An Investment in the Offered Warrants Is Subject to Risks Associated with the

Canadian Securities Markets

The index stocks that comprise the index have been issued by Canadian companies. You should be aware that investments in securities linked to the value of Canadian equity securities involve particular risks. The Canadian securities markets may be more volatile than U.S. or other securities markets and market developments may affect Canadian markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the Canadian securities markets, as well as cross-shareholdings in Canadian companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about Canadian companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and Canadian companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in Canada are subject to political, economic, financial and social factors that apply in Canada. These factors, which could negatively affect the Canadian securities markets, include the possibility of recent or future changes in the Canadian government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other Canadian laws or restrictions applicable to Canadian companies or investments in Canadian equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Canadian economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. The Canadian economy has been troubled by negative or low rates of growth for many years. Many Canadian stocks have performed poorly over an extended period.

The Market Value of Your Warrant May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your warrant, we mean the Canadian dollar value that you could receive for your warrant if you chose to sell it in the open market before the payment date. The market value of your warrant will be affected by many factors that are beyond our control and are unpredictable.

Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your warrant may offset or enhance the effect of another factor. For example, an increase in Canadian interest rates, which could have a negative effect on the market value of your warrant, may offset any positive effect that an increase in the index level attributable to favorable political or economic developments in Canada could have. The following paragraphs describe the expected impact on the market value of your warrant given a change in a specific factor, assuming all other conditions remain constant.

The Index Level Will Affect the Market Value of Your Warrant

We expect that the market value of your warrant at any particular time will depend substantially on the amount, if any, by which the level of the index at that time has risen above or has fallen below the initial index level. If you sell your warrant prior to the payment date, you may receive substantially less than the amount that would be payable on the payment date based on a final index level equal to that current level because of an expectation that the index level will continue to fluctuate until the final index level is determined. Changes in the dividend rates of the stocks underlying the index may affect the level of the index and, indirectly, the market value of your warrant. Economic, financial, regulatory, political, military and other developments that affect stock markets generally and the stocks underlying the index may also affect the level of the index and, indirectly, the market value of your warrant.

You cannot predict the future performance of the index based on its historical performance. Moreover, the actual performance of the index over the life of the offered warrants, as well as the amount payable on the payment date, may bear little relation to the historical levels of the index or to the hypothetical return examples shown elsewhere in this prospectus supplement.

Changes in Interest Rates Are Likely to Affect the Market Value of Your Warrant

We expect that the market value of your warrant, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your warrant and a traditional debt security in different degrees. In general, if Canadian interest rates increase, we expect that the market value of your warrant will decrease and, conversely, if Canadian interest rates decrease, we expect that the market value of your warrant will increase. In general, if U.S. interest rates increase, we expect that the market value of your warrant will increase and, conversely, if U.S. interest rates decrease, we expect that the market value of your warrant will decrease.

Changes in the Volatility of the Index Are Likely to Affect the Market Value of Your Warrant

The volatility of the index refers to the magnitude and frequency of the changes in the index level. In most scenarios, if the volatility of the index increases, we expect that the market value of your warrant will increase and, conversely, if the volatility of the index decreases, we expect that the market value of your warrant will decrease.

The Time Remaining to the Payment Date Is Likely to Affect the Market Value of Your Warrant

Prior to the payment date, the market value of your warrant may be higher than one would expect if that value were based solely on the level of the index and the level of interest rates. This difference would reflect a “time value” due to expectations concerning the level of the index and interest rates during the time remaining to the payment date. However, as the time remaining to the payment date decreases, we expect that this time value will decrease, lowering the market value of your warrant.

Changes in Our Credit Ratings May Affect the Market Value of Your Warrant

Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered warrants. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your warrant. However, because your return on your warrant is dependent upon factors, such as the level of the index and interest rates, in addition to our ability to pay our obligation on your warrant, an improvement in our credit ratings will not reduce the other investment risks related to your warrant.

If the Level of the Index Changes,

the Market Value of Your Warrant

May Not Change in the Same Manner

Your warrant may trade quite differently from the performance of the index. Changes in the level of the index may not result in a comparable change in the market value of your warrant. We discuss some of the reasons for this disparity under “— The Market Value of Your Warrant May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by

Goldman Sachs in Instruments Linked

to the Index or Index Stocks May Impair

the Market Value of Your Warrant

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged our obligations under the offered warrants by purchasing the index stocks. We also expect to adjust the hedge by, among other things, purchasing or selling some or all of the index stocks and perhaps futures or other instruments linked to the index or the index stocks at any time and from time to time, and to unwind the hedge by selling index stocks, and perhaps other instruments, on or shortly before the expiration date for your warrant. We may also enter into, adjust and unwind hedging transactions relating to other index-linked warrants whose returns are linked to changes in the level of the index or one or more of the index stocks. Any of these hedging activities may adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your warrant and the amount we will pay on your warrant on the payment date. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the market value of your warrant may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to the index or index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and, therefore, the market value of your warrant and the amount we will pay on your warrant on the payment date. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index or one or more of the index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your warrant and the amount we will pay on your warrant on the payment date.

You Have No Shareholder Rights or

Rights to Receive Any Stock

Investing in your warrant will not make you a holder of any of the index stocks. Neither you nor any other holder or owner of your warrant will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks. Your warrant will be paid in cash, and you will have no right to receive delivery of any index stocks.

Our Business Activities May Create Conflicts

of Interest Between You and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the index and the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your warrant and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index, could be adverse to your interests as a beneficial owner of your warrant.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a warrant. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to the index and some or all of the issuers of the index stocks. Any of these activities by any of our affiliates may affect the level of the index and, therefore, the market value of your warrant and the amount we will pay on your warrant on the payment date.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Market Value of Your Warrant, When Your Warrant Matures and the Amount You Receive on the Payment Date

As calculation agent for your warrant, Goldman, Sachs & Co. will have discretion in making various determinations that affect your warrant, including determining the final index level on the expiration date, which we will use to determine how much cash we must pay on the payment date, and determining whether to postpone the payment date because of a market disruption event. See “Specific Terms of Your Warrant” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the market value of your warrant and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between You and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the Index Sponsor and

Changes that Affect the Index or the Index Stocks Could Affect the Amount Payable on Your Warrant and Its Market Value

The policies of the index sponsor concerning the calculation of the index level, additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index level could affect the index level and, therefore, the amount payable on your warrant on the payment date and the market value of your warrant before that date. The amount payable on your warrant and its market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the index level, or if the index sponsor discontinues or suspends calculation or publication of the index level, in which case it may become difficult to determine the market value of your warrant. If events such as these occur, or if the index level is not available on the expiration date because of a market disruption event or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the index level on the expiration date — and thus the amount payable on the payment date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the index level on the expiration date and the amount payable on your warrant more fully under “Specific Terms of Your Warrant — Discontinuance or Modification of the Index” and “Specific Terms of Your Warrant — Role of Calculation Agent” below.

There Is No Affiliation Between the Index

Stock Issuers and Us or the Index Sponsor,

and We Are Not Responsible for Any

Disclosure by Any of the Index Stock

Issuers or the Index Sponsor

Goldman Sachs is not affiliated with the issuers of the index stocks or the index sponsor. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index or any of the other index stock issuers. You, as an investor in your warrant, should make your own investigation into the index and the index stock issuers. See “The Index” below for additional information about the index.

Neither the index sponsor nor the index stock issuers are involved in this offering of your warrant in any way and none of them have any obligation of any sort with respect to your warrant. Neither the index sponsor nor any of the index stock issuers have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the market value of your warrant.

Your Warrant May Not Have

an Active Trading Market

Application is being made to list the warrants on the Luxembourg Stock Exchange and to admit them to the Regulated Market of the Luxembourg Stock Exchange, although we are not required to maintain the listing. Your warrant will not be listed or displayed on any other securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your warrant. Even if a secondary market for your warrant develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your warrant in any secondary market could be substantial.

We Can Postpone the Payment Date

If a Market Disruption Event Occurs

If the calculation agent determines that, on the expiration date, a market disruption event has occurred or is continuing, the expiration date will be postponed until the first trading day on which no market disruption event occurs or is continuing. As a result, the payment date for your warrant will also be postponed, although not by more than six business days. Thus, you may not receive the cash payment that we are obligated to deliver on the payment date until several days after the originally scheduled due date. Moreover, if the closing level of the index is not available on the last possible expiration date because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the final index level based on its assessment, made in its sole discretion, of the level of the index at that time.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered warrants with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered warrants could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered warrants. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment

In Your Warrant Are Uncertain

The tax consequences of an investment in your warrant are uncertain, both as to the timing and character of any inclusion in income in respect of your warrant. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences” below. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your warrant in your particular circumstances.

SPECIFIC TERMS OF YOUR WARRANT

Please note that in this section entitled “Specific Terms of Your Warrant”, references to “holders” mean those who own warrants registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in warrants registered in street name or in warrants issued in book-entry form through Euroclear Bank S.A./N.V., as operator of the Euroclear system (Euroclear). Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered warrants are a single series of “universal warrants”, which we may issue under the warrant indenture from time to time as described in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered warrants, including your warrant; terms that apply generally to all warrants are described in “Description of Warrants We May Offer” in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first two pages of this prospectus supplement, the following terms will apply to your warrant:

No payment before payment date: the warrants will be exercised automatically on the expiration date and may not be exercised sooner. No payment will be made on the warrants before the payment date.

Cash payment only: the exercise value of the warrants will be paid in cash only, and you will have no right to receive delivery of any index stocks.

Specified currency: Canadian dollars (“CAD”). The stocks comprising the MSCI® Index are traded in Canadian dollars, and all amounts payable on the warrants will be paid in Canadian dollars.

Form of warrant: global form only, at Euroclear. The warrants will not be available in non-global form.

Denominations: each warrant registered in the name of a holder must have a face amount of CAD 5,000 or any multiple of CAD 5,000

Status: the warrants are contractual obligations of The Goldman Sachs Group, Inc. and, as such, rank equally with all other senior, unsecured obligations and liabilities of The Goldman Sachs Group, Inc.

Please note that the information about the settlement or trade date, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the warrants. If you have purchased your warrant in a market making transaction after the initial issuance and sale of the warrants, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your warrant in more detail below.

Index, Index Sponsor and Index Stocks

In this prospectus supplement, when we refer to the index, we mean the index specified on the front cover page, or any successor index, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Index” below. When we refer to the index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the index as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise the index as then in effect, after giving effect to any additions, deletions or substitutions.

Payment of Exercise Value on Payment Date

On the payment date, we will pay to the holder of the warrant the exercise value in cash, which will equal the product of (1) the outstanding notional amount of the warrant times (2) the sum of the index return and the fixed return of 0.10%

The index return will equal (1) the final index level minus the strike price divided by (2) the initial index level, expressed as a percentage. The strike price equals zero and the fixed return equals 0.10%.

If the final index level is greater than the initial index level, the payment on each offered warrant on the payment date will exceed the issue price. However, if the final index level is less than the initial index level, i.e., the index return is less than 100% due to a decline in the MSCI® Index, a significant portion of your investment is exposed to such decline. As a result, the payment you would receive on your warrant on the payment date may be significantly less than the issue price of your warrant. Based on the fixed return of 0.10%, you may lose up to 99.90% of your investment.

The calculation agent will determine the final index level based on closing level of the MSCI® Index on the expiration date, subject to the procedures described under “— Consequences of a Market Disruption Event” and “—Discontinuance or Modifications of the Index” below. However, the calculation agent will have discretion to adjust the closing level on any particular day or to determine it in a different manner as described under “—Discontinuance or Modification of the Index” below.

Payment Date

The payment date will be March 1, 2007 unless that day is not a business day, in which case the payment date will be the next following business day. If the tenth trading day before this applicable day is not the expiration date referred to below, however, then the payment date will be the tenth business day following the expiration date, provided that the payment date will never be later than the fifth business day after March 1, 2007 or, if March 1, 2007 is not a business day, later than the sixth business day after March 1, 2007. The calculation agent may postpone the expiration date — and therefore the payment date — if a market disruption event occurs or is continuing on any day that would otherwise be the expiration date. We describe market disruption events under “— Special Calculation Provisions” below.

Expiration Date

The expiration date will be the tenth trading day before March 1, 2007 unless the calculation agent determines that a market disruption event occurs or is continuing on that tenth prior trading day. In that event, the expiration date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the expiration date be later than February 22, 2007 or, if February 22, 2007 is not a business day, later than the first business day after February 22, 2007.

Payment When Canadian Dollars Are Not Available

We will make all payments on the warrants in Canadian dollars, except as follows. If Canadian dollars are not available to us on each of the two business days before the payment date due to circumstances beyond our control – such as the imposition of exchange controls or a disruption in the currency markets – we will be entitled to satisfy our obligation to make the payment in Canadian dollars by making the payment in U.S. dollars on the basis of the most recently available exchange rate. The exchange rate we use will be the noon buying rate for cable transfers in New York City for the Canadian dollar as quoted by the Federal Reserve Bank of New York on the then-most recent day on which that bank has quoted that rate.

Consequences of a Market Disruption Event

As indicated above, if a market disruption event occurs or is continuing on a day that would otherwise be the expiration date, then the expiration date will be postponed to the next following trading day on which a market disruption event does not occur and is not continuing. In no event, however, will the expiration date be postponed by more than five business days. If the expiration date is postponed to the last possible day but a market disruption event occurs or is continuing on that day, that day will nevertheless be the expiration date.

Discontinuance or Modification of the Index

If the index sponsor discontinues publication of the index and the index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine the amount payable on the payment date by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the index is discontinued and there is no successor index, or that the level of the index is not available on the expiration date because of a market disruption event or for any other reason, the calculation agent will determine the amount payable on the payment date, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.

If the calculation agent determines that the index, the stocks comprising the index or the method of calculating the index is changed at any time in any respect — including any split or reverse-split of the index and any addition, deletion or substitution and any reweighting or rebalancing of index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the index or the method of its calculation as it believes are appropriate to ensure that the final index level used to determine the amount payable on the payment date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Limited Remedies upon Default

Our failure to pay the exercise value on your warrant when due will be an event of default, but solely with respect to your warrant. Similarly, our failure to make a payment on any other warrant will be an event of default only with respect to that other warrant and not with respect to your warrant. The limited circumstances that could give rise to an event of default are described under “Description of the Warrants We May Offer — General Provisions of Warrant Indenture — Default, Remedies and Waiver of Default” in the accompanying prospectus.

If an event of default occurs with respect to your warrant, the payment date cannot be accelerated. In that event, you will be entitled only to receive the exercise value in cash on the payment date.

The offered warrants are a single, separate series of universal warrants issued under the warrant indenture. We may issue other series of universal warrants from time to time, without notifying you or obtaining your consent. In some cases, the holders of a specified percentage of the total number of warrants of multiple series, taken as a whole, may take action on behalf of all the holders of those series, even if the series differ as to their terms and notional amounts. This action may involve changing some of the terms that apply to the offered warrants or waiving some of our obligations under the warrant indenture.

We discuss these matters in the accompanying prospectus under “Description of Warrants We May Offer — General Provisions of Warrant Indenture — Default, Remedies and Waiver of Default” and “Description of Warrants We May Offer — General Provisions of Warrant Indenture — Modification of the Warrant Indenture and Waiver of Covenants”.

Manner of Payment

Any payment on your warrant on the payment date will be made to an account designated by the holder of your warrant and approved by us, or at the office of the trustee in New York City, but only when your warrant is surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the index, market disruption events, business days, trading days, averaging dates, the index return, the final index level and the exercise value on your warrant on the payment date. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your warrant.

We may change the calculation agent for your warrant at any time after the original issue date without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your warrant, we mean a day that meets all the following applicable requirements:

•	is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close;

•	is a day on which banking institutions are not authorized or obligated by law, regulation or executive order to close in the principal financial center of Canada; and

•	is not a day on which banking institutions in Brussels, Belgium are generally authorized or obligated by law, regulation or executive order to close.

We discuss this definition in the accompanying prospectus under “Description of Warrants We May Offer — General Provisions of Warrant Indenture — Payment Mechanics for Warrants”.

Trading Day

When we refer to a trading day with respect to your warrant, we mean a day on which the respective principal securities markets for the index stocks are open for trading, the index sponsor is open for business and the closing level of the index is calculated and published by the index sponsor.

Market Disruption Event

Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, are not trading on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered warrants. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or an index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

As is the case throughout this prospectus supplement, references to the index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

Notices If Warrants Are Listed

In addition to the relevant methods described in the accompanying prospectus, as long as any warrants are listed on the Luxembourg Stock Exchange and its rules require, notices to holders of warrants will be given by publication in a daily newspaper of general circulation in Luxembourg, which we expect to be the d’Wort, or on the website of the LSE at http://www.bourse.lu. The term “daily newspaper” means a newspaper that is published on each day, other than a Saturday, Sunday or holiday, in Luxembourg or, when applicable, elsewhere in Western Europe. A notice will be considered received on the date it is first published. If notice cannot be given as described in this paragraph because the publication of any newspaper is suspended or it is otherwise impractical to publish the notice, then notice will be given in another form. That alternate form of notice will be sufficient notice to each holder. Notices to be given to holders of warrants will be sent by mail to the respective addresses of the holders as they appear in the security register and will be deemed delivered when mailed. Neither the failure to give notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

HYPOTHETICAL RETURNS ON YOUR WARRANT

The following tables are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical index levels on the expiration date could have on the exercise value assuming all other variables remain constant.

In the table below, the levels in the left column represent hypothetical final index levels for the index on the expiration date and are expressed as percentages of the initial index level, which is 4,453.051. The amounts in the right column represent the hypothetical exercise values, based on the corresponding hypothetical final index levels and the fixed return of 0.10%, and are expressed as percentages of the issue price of your warrant.

A hypothetical exercise value of 100% means that the value of the cash payment that we would deliver in exchange for each CAD 5,000 of the outstanding notional amount of your warrant on the payment date would equal 100% of the issue price of such notional amount, or CAD 5,000, based on the corresponding hypothetical final index level and the assumptions noted below.

The information in the table below reflects hypothetical rates of return on the offered warrants assuming that they are purchased on the original issue date and held to the payment date. If you sell your warrant prior to the payment date, your return will depend upon the market value of your warrant at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. For more information on the value of your warrant in the secondary market, see “Additional Risk Factors Specific to Your Warrant — The Market Value of Your Warrant May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above. The information in the table also reflects the key terms and assumptions in the box below. The examples below also assume there is no change in or affecting the composition of the index stocks in the index or the method by which the index sponsors calculate the index levels.

Key Terms and Assumptions

Notional amount	CAD 5,000

Fixed return	0.10%

Minimum exercise value on the payment date	0.10% of notional amount

Payment date	March 1, 2007

No market disruption event occurs

No change in or affecting any of the index stocks or the method by which the index sponsor calculates the index level

The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past and its performance cannot be predicted for any future period.

The actual performance of the index over the life of your warrant, as well as the amount payable on the payment date, may bear little relation to the hypothetical examples shown below or to the historical levels of the index shown elsewhere in this prospectus supplement. For information about the level of the index during recent periods, see “The Index — Historical Closing Levels of the Index” below.

Any rate of return you may earn on an investment in your warrant may be lower than that which you could earn on a comparable investment in the index stocks. Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your warrant, tax liabilities could affect the after-tax rate of return on your warrant to a comparatively greater extent than the after-tax return on the index stocks. For information about the level of the index in recent periods, see “The Index — Historical Closing Levels of the Index” below.

Hypothetical Final Index Level as Percentage of Initial Index Level	Hypothetical Exercise Value as Percentage of Issue Price
200.00%	200.10%
175.00%	175.10%
150.00%	150.10%
125.00%	125.10%
100.00%	100.10%
75.00%	75.10%
50.00%	50.10%
25.00%	25.10%
0.00%	0.10%

Payments on this warrant are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the warrant are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and a derivative, in each case, bought by the holder, with an option premium paid over time by the holder. The discussion in this paragraph does not modify or affect the terms of the warrant or the United States income tax treatment of the warrant as described under “Supplemental Discussion of Federal Income Tax Consequences” below.

We cannot predict the actual final index level on the expiration date or the market value of your warrant, nor can we predict the relationship between the index level and the market value of your warrant at any time prior to the payment date. The actual amount that the holder of your warrant will receive on the payment date and the rate of return on your warrant will depend on the initial index level and the final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your warrant on the payment date may be very different from the information reflected in the table above.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered warrants for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered warrants as described below.

In anticipation of the sale of the offered warrants, we and/or our affiliates have entered into hedging transactions involving purchases of the index stocks on or before the trade date. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered warrants and perhaps in connection with other index-linked securities we issue, some of which may have returns linked to the index or the index stocks. Consequently, with regard to your warrant, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in some or all of the index stocks,

•	may acquire or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the index or some or all of the index stocks,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the Toronto Stock Exchange or other components of the Canadian equity market,

•	may acquire or dispose of U.S. dollars in foreign exchange transactions involving Canadian dollars, and/or

•	may take short positions in the index stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your warrant from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered warrants and perhaps relating to other securities with returns linked to the index or the index stocks. We expect these steps to involve sales of the index stocks on or shortly before the expiration date. These steps also may involve sales and/or purchases of listed or over-the-counter options, futures or other instruments linked to the index, some or all of the index stocks, foreign currencies or indices designed to track the performance of the Toronto Stock Exchange or other components of the Canadian equity market.

The hedging activity discussed above may adversely affect the market value of your warrant from time to time and the amount we will pay on your warrant on the payment date. See “Additional Risk Factors Specific to Your Warrant — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or Index Stocks May Impair the Market Value of Your Warrant” and “Additional Risk Factors Specific to Your Warrant — Our Business Activities May Create Conflicts of Interest Between You and Us” above for a discussion of these adverse effects.

THE INDEX

The MSCI® Daily Total Return Gross Canada Local Index is a free-float adjusted market capitalization index that is designed to measure developed market equity performance in Canada. The index is comprised of 93 Canadian stocks and represents 10 industry sectors. The aggregate market capitalization of the index as of February 9, 2006, is approximately CAD 818 billion.

Historical Closing Levels of the Index

The first table below shows the closing levels of the index on the last business day of each year from 2001 through 2003. The second table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2004 and 2005 and the first calendar quarter in 2006, through February 14, 2006. We obtained the closing levels listed in the tables below from Bloomberg Financial Services, without independent verification.

Since its inception, the level of the index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your warrant. You should not take the historical levels of the index as an indication of future performance. We cannot give you any assurance that the future performance of the index or the index stocks will result in you receiving an amount greater than the outstanding notional amount of your warrant on the payment date. Neither we nor any of our affiliates make any representation to you as to the performance of the index.

The actual performance of the index over the life of the offered warrants may bear little relation to the historical levels shown below.

Year-End Closing Levels of the Index

Year	Closing Level
2001	2,735.689
2002	2,361.430
2003	3,000.871

Quarterly High, Low and Closing Levels of the Index

	High	Low	Close
2004
Quarter ended March 31	3,253.601	3,000.871	3,138.378
Quarter ended June 30	3,261.311	2,973.856	3,143.991
Quarter ended September 30	3,198.863	3,007.857	3,198.863
Quarter ended December 31	3,429.728	3,212.089	3,416.084
2005
Quarter ended March 31	3,686.632	3,323.506	3,576.683
Quarter ended June 30	3,772.843	3,454.580	3,715.493
Quarter ended September 30	4,195.247	3,715.493	4,172.177
Quarter ended December 31	4,305.109	3,849.213	4,291.797
2006
Quarter ending March 31 (through February 14, 2006)	4,617.408	4,291.797	4,453.051
Closing level on February 14, 2006			4,453.051

License Agreement

We expect to enter into a non-exclusive license agreement with Morgan Stanley Capital International Inc., whereby The Goldman Sachs Group, Inc., in exchange for a fee, will be permitted to use the index in connection with the offer and sale of the offered warrants. We are not affiliated with Morgan Stanley Capital International Inc.; the only relationship between Morgan Stanley Capital

International Inc. and The Goldman Sachs Group, Inc. is the licensing of the use of the index and trademarks relating to the index.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by The Goldman Sachs Group, Inc. The warrants referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such warrants. This Prospectus Supplement contains a more detailed description of the limited relationship MSCI has with The Goldman Sachs Group, Inc. and any related warrants. No purchaser, seller or holder of this warrant, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this warrant without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

THIS WARRANT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MORGAN STANLEY CAPITAL INTERNATIONAL INC. (“MSCI”), ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY THE GOLDMAN SACHS GROUP, INC. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS WARRANT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN WARRANTS GENERALLY OR IN THIS WARRANT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS WARRANT OR THE ISSUER OR OWNER OF THIS WARRANT. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS WARRANT INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS WARRANT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THIS WARRANT IS REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THIS WARRANT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS WARRANT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE

GOLDMAN SACHS GROUP, INC., THE GOLDMAN SACHS GROUP, INC.’S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE WARRANTS, OWNERS OF THE WARRANTS, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this warrant without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

All disclosures contained in this prospectus supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Morgan Stanley Capital International Inc. The Goldman Sachs Group, Inc. does not assume any responsibility for the accuracy or completeness of that information.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders. Except as described below, the discussion of U.S. federal income taxation in the accompanying prospectus does not apply to your warrant. Moreover, this discussion is limited to the federal income tax consequences to United States holders. Moreover, it applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the warrant for U.S. federal income tax purposes that will be required under the terms of the warrant, as discussed below, is a reasonable interpretation of current law. No statutory, judicial or administrative authority directly discusses how your warrant should be treated for U.S. federal income tax purposes. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN YOUR WARRANT ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE WARRANT, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

United States Holders

General

If you are a United States holder, you will be obligated pursuant to the terms of the warrant — in the absence of an administrative determination or judicial ruling to the contrary — to characterize your warrant for all tax purposes as a prepaid forward contract on the index on the payment date, for which payment was made on the issue date.

If your warrant is characterized as described above, your tax basis in your warrant generally would equal your cost for your warrant. Upon the sale or exchange of your warrant, you would recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in your warrant. The gain or loss generally would be short-term capital gain or loss, unless you hold the warrant for more than one year. If you do not sell or exchange your warrant before the payment date, you would generally recognize long-term capital gain or loss equal to the difference between the amount of cash received on the payment date and your tax basis in the warrant.

There is no judicial or administrative authority discussing how your warrant should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your warrant as a single debt instrument subject to special rules governing contingent payment obligations. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the warrant and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your warrant — and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your warrant prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or expiration of your warrant in an amount equal to the difference, if any, between the amount you receive at that time and your adjusted basis in your warrant. In general, if you purchase your warrant on the original issue date, your adjusted basis in your warrant will equal the amount you paid for your warrant, increased by the amount of interest you previously accrued with respect to your warrant, in accordance with the comparable yield and the projected payment schedule for your warrant.

If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or expiration of your warrant would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your warrant, and, thereafter, as capital loss.

It is possible that the Internal Revenue Service could seek to characterize your warrant in a manner that results in tax consequences to you different from those described above. For example, it is possible that the Internal Revenue Service may classify the fixed amount as interest, which would result in such fixed amount being characterized as ordinary income as opposed to capital gain. You should consult your tax advisor as to possible alternative characterizations of your warrant for U.S. federal income tax purposes.

United States Alien Holders

If you are a United States alien holder whose ownership of a warrant is not effectively connected with a United States trade or business, under present United States federal income and estate tax law and subject to the discussion of backup withholding below, no deduction for any United States federal withholding tax would be made form any gain that you realize or amount that you receive on the sale, exchange or other disposition of your warrant.

If you are an individual who at death is not a citizen or resident of the United States, the fair market value of any warrants held by you at the time of your death may be included in your gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Individual United States alien holders should consult their own tax advisors concerning the United States tax consequences, if any, of investing in the warrants.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your warrant.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered warrants.

The Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA” and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing warrants should consider whether the purchase or holding of such instruments might constitute a prohibited transaction”.

The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, The Goldman Sachs Group, Inc. (or its affiliate) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if warrants are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call collectively “Plans”, and with respect to which The Goldman Sachs Group, Inc. or any of its affiliates is a “party in interest” or a “disqualified person”, unless those warrants are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager”, for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption. The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered warrants, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the offered warrants will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered warrants, or any exercise related thereto or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered warrants, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered warrants and the transactions contemplated with respect to the offered warrants.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered warrants, you should consult your legal counsel.

VALIDITY OF THE WARRANTS

The validity of the warrants will be passed upon for The Goldman Sachs Group, Inc. and Goldman, Sachs & Co., as agent, by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the warrants described in this prospectus supplement.

EXPERTS

The financial statements, financial schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Goldman Sachs incorporated herein by reference to the Annual Report on 10-K for the fiscal year ended November 25, 2005 have been so incorporated in reliance on the report of Pricewaterhouse Coopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The historical income statement, balance sheet and common share data set forth in “Selected Financial Data” for each of the five fiscal years in the period ended November 25, 2005 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of Pricewaterhouse Coopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We and Goldman, Sachs & Co., as the agent, have entered into a distribution agreement and a terms agreement with respect to the warrants. Subject to certain conditions, The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate notional amount of the warrants specified on the front cover of this prospectus supplement.

Warrants sold by Goldman, Sachs & Co. to the public will initially be offered at the original issue price set forth on the cover of this prospectus supplement. Goldman, Sachs & Co. intends to purchase the offered warrants from The Goldman Sachs Group, Inc. at a purchase price equal to the original issue price less a discount of 0.10% of the notional amount of the warrants. Any warrants sold by Goldman, Sachs & Co. to securities dealers may be sold at a discount from the original issue price of up to 0.10% of the notional amount of the warrants. Any such securities dealers may resell any warrants purchased from Goldman, Sachs & Co. to certain other brokers or dealers at a discount from the original issue price of up to 0.05% of the notional amount of the warrants. If all of the offered warrants are not sold at the original issue price, Goldman, Sachs & Co. may change the offering price and the other selling terms.

Under the distribution agreement, The Goldman Sachs Group, Inc. may in the future issue and sell other warrants in one or more series from time to time to or through Goldman, Sachs & Co. or other firms.

The warrants are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. that Goldman, Sachs & Co. intends to make a market in the warrants. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman, Sachs & Co. nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time without notice. No assurance can be given as to the liquidity or trading market for the warrants.

Please note that the information about the original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the warrants. If you have purchased a warrant in a market-making transaction, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Goldman, Sachs & Co. is not permitted to sell warrants in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

Goldman, Sachs & Co. has represented and agreed that:

•	it has only communicated or caused to be communicated or will only communicate or case to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the warrants in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the warrants in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of warrants to the public in that Relevant Member State prior to the publication of a prospectus in relation to the warrants which has not been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of warrants to the public in that Relevant Member State at any time:

•	to legal entities which are authorized to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by The Goldman Sachs Group, Inc. of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression of an “offer of warrants to the public” in relation to any warrants in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the warrants to be offered so as to enable an investor to decide to purchase or subscribe the warrants, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The warrants may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the warrants may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to warrants which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the warrants may not be circulated or distributed, nor may the warrants be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the warrants are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the warrants under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; and (3) by operation of law.

The warrants have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and Goldman, Sachs & Co. has agreed that it will not offer or sell any warrants, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which terms as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law any other applicable laws, regulations and ministerial guidelines of Japan.

The Goldman Sachs Group, Inc. has applied to list these warrants on the Luxembourg Stock Exchange and to admit them to the Regulated Market of the Luxembourg Stock Exchange in accordance with the rules thereof but cannot assure you that these warrants will be approved for listing.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $135,500.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered warrants in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

The Goldman Sachs Group, Inc. has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

Goldman, Sachs & Co. has in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which it has in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to Goldman, Sachs & Co. on customary terms and for customary fees.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely upon any unauthorized information or representations. This prospectus is an offer to sell only the warrants offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

CAD 116,595,000

The Goldman Sachs

Group, Inc.

Index-Linked Warrants expiring 2007

(Linked to the MSCI® Daily Total Return

Gross Canada Local Index)

Goldman, Sachs & Co.